UNITED STATES

                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

        AFFORDABLE TELECOMMUNICATION TECHNOLOGY CORPORATION

                     Full Name of Registrant

                            FORM 12b-25

                         SEC FILE NUMBER
                            [0-28175]

         NOTIFICATION OF LATE FILING CUSIP NUMBER: 00826N 10 1

(Check One): [X]Form 10-KSB [ ] Form 20-F [ ]Form 11-K [ ] Form N-SAR [ ]


For Period Ended: December 31, 1999

              [ ] Transition Report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR

              For the Transition Period Ended:


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRATION INFORMATION
---------------------------------


AFFORDABLE TELECOMMUNICATION TECHNOLOGY CORPORATION
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Former Name if Applicable: N/A


6227 Southwest Freeway
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Address of Principal Executive Office (Street and Number)


Houston, Texas 77074
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City, State and Zip Code




PART II - RULE 12b-25(b)
------------------------

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


PART III - NARRATIVE

The Company's financial statements for the year ended December 31, 1998, at which date the Company was not a public entity, were audited by the firm of Hillard & Smith, P.C. In a letter to the Company dated March 24, 2000, the accounting firm of Hillard & Smith, P.C. informed the Company that it was resigning from the engagement and therefor would not perform the audit for the Company for the year ended December 31, 1999. The accounting firm of Hillard & Smith P.C. informed the Company that they are unwilling to be associated with the financial statements prepared by management for September 30, 1999 since (1) the audiotor's report included with the Form 10_SB by the Company and filed on November 19, 1999 incorrectly reported that the September 30, 1999 financial statements were audited when the financial statements for such period were unauditied and (2) the accountants report for the financial statements were filed without consent. The Company believes that this was an innocent error and that the financial statements for September 30, 1999 were correct in substance except for the reference to the fact that the statements were audited as opposed to unaudited. However, the former accounting firm did in fact perform the audit for the Company's financial statements ended December 31, 1998, which report was dated February 26, 1999,prior to the Company becoming a public company. The accounting firm has informed the Company that it will consent to the use of its report relating to the financial statements of the Company for the year ended
December 31, 1998 in the Company's filings with the Securities and Exchange Commission which require reference to the Company's audited financial statements for the year ended December 31, 1998. The accounting firm however does not consent to use of any report for the nine month period ended September 30, 1999 which financial statements were prepared by the Company and were unaudited. The Company is in the process of retaining a new accounting firm to complete the audit for the fiscal year ended December 31, 1999 and the firm of Hillard & Smith, P.C. has agreed to cooperate with the Company in transmitting copies of all records necessary for the new accounting firm to complete the 1999 audit.
The Company shall file a Current Report on Form 8-K with appropriate disclosure required by Reg.229.304, Item 304. Item 304 which will reflect the resignation of Hillard & Smith P.C., the information set forth above, and the engagement of the new accounting firm. in a timely manner.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Steven H. Bethke
(Name)

(713)         888-8884
(Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AFFORDABLE TELECOMMUNICATION TECHNOLOGY CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: Steven H. Bethke, President
Date: March 30, 2000	By /s/ Steven H. Bethke
                     President and Chief Executive Officer